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                             January 18, 2023

       Jim Xu
       Chief Executive Officer
       LOBO EV TECHNOLOGIES LTD
       Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd
       Xinwu District, Wuxi, Jiangsu
       People   s Republic of China, 214111

                                                        Re: LOBO EV
TECHNOLOGIES LTD
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted January
9, 2023
                                                            CIK No. 0001932072

       Dear Jim Xu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-1

       Capitalization, page 58

   1. Your response to prior comment 6 indicates that the relevant changes were made.
                                                        However, we note that
the capitalization section still presents your data as of December
                                                        31, 2021. As originally
requested, please revise to update your capitalization table to include the most recent
balance sheet data presented in your filing. The dilution section should be similarly
revised.
 Jim Xu
FirstName
LOBO EV LastNameJim     Xu LTD
           TECHNOLOGIES
Comapany
January 18,NameLOBO
           2023        EV TECHNOLOGIES LTD
January
Page 2 18, 2023 Page 2
FirstName LastName
Compensation of Directors and Executive Officers, page 120

2. Please update your Compensation of Directors and Executive Officers for the year ended
         December 31, 2022.
Related Party Transactions, page 123

3. We note that this section includes "a list of related parties with which the Company has transactions during the years ended December 31, 2021 and 2020." Please revise to
         include information since the beginning of the company   s preceding
three financial years
         up to the date of the document. Refer to Item 7.B of Form 20-F.
       You may contact Heather Clark at (202) 551-3624 or Hugh West at (202) 551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Geoffrey Kruczek at (202) 551-3641 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:      Lawrence Venick